                          LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015
                            ------------------------

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 WWW.LUSELAW.COM

WRITER'S DIRECT DIAL NUMBER                                      WRITER'S E-MAIL
(202) 274-2031                                                  GLAX@LUSELAW.COM

                                  March 8, 2005

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        RE:     FIRST FEDERAL BANC OF THE SOUTHWEST, INC.
                PRE-EFFECTIVE AMENDMENT NO. TWO TO THE FORM S-4;
                FILE NO. 333-120729
                -------------------------------------------------

Dear Sir or Madam:

        On behalf of our client, First Federal Banc of the Southwest, Inc. (the "Company"), attached is a marked copy of Pre-Effective Amendment No. Two to the Company's Form S-4 (the "Amendment"). The Amendment responds to comments raised by the SEC Staff in a letter dated February 18, 2005 (the "Comment Letter"). The Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, a copy of the Comment Letter is attached hereto.

                                    RESPONSES

1.      The merger proxy has been revised to include the requested disclosure.

2. The financial statements have been updated as required by Rule 3-12 of Regulation S-X.

3.      The disclosure has been revised as requested.

4.      The disclosure has been revised in response to this comment.

5.      The disclosure has been revised in response to this comment.

6.      The disclosure has been revised as requested.

7.      The disclosure has been revised in response to this comment.

8. Pursuant to discussions with SEC Staff, please be advised that there were no material nonpublic information that has not otherwise been discussed in the proxy statement that crossed over between the two sides to the proposed merger transaction.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
March 8, 2005
Page 2


9.      Disclosure has been revised in response to this comment.

10. The document has been revised to remove this discussion from the prospectus.

11. Staff should be supplementally advised that the Company does not utilize any other quantitative measure other than Economic Value of Equity to measure interest rate risk. However, based on reviewing the Staff's "Questions and Answers About the New Market Risk Disclosure Rules" the Company's management will consider adding a system to measure potential loss of earnings in future filings.

12.     The document has been revised as requested.

13. Staff should be supplementally advised that the Company has received a letter of intent and term sheet for the issuance of $3 million in trust preferred securities. A copy of the letter of intent and term sheet are attached hereto. As such, per discussions with Staff, the notes to the pro forma financial information include the trust preferred securities.

14.     See response to Comment 13 above.

15.     The document has been revised as requested.

16. Staff should be supplementally advised that the Statements of Cash Flow have been revised. The revised statements more accurately reflect the changes between "loans held for sale" and loans which where originally grouped together. As a result of the changes made in Pre-Effective Amendment No. One to the S-4, additional changes were warranted to breakout the "other, net" line item. Additionally, "FHLB stock dividends" were also broken out of the "other, net" line item. Currently, the "other, net" only includes immaterial amounts related to amortization of deferred loan fees, gain/loss on disposition of property and equipment, and changes in deferred taxes, all amounts are immaterial to the cash flow of the Company.

17. Staff should be supplementally advised that the portion of the allowance for loan and lease losses applicable to loan commitments is approximately $76,000 and is deemed immaterial to the total allowance of $2.2 million. In the future, if such amounts become significant, the Company's management will properly identify the allowance applicable to loan commitments.

18. Staff should be supplementally advised that there was not a provision for loan losses in either of the "stub" periods. A negative provision was recorded in the fiscal year ending Sep 30, 2004. None of the provision, (approximately $90,000) in fiscal year 2003, was designated for unfunded loan commitments. Consequently, there was no provision to the allowance that relates to unfunded commitments. Therefore, no revision is deemed necessary.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
March 8, 2005
Page 3


19.     The requested revision has been made.

20.     The disclosure has been revised in response to this comment.

21.     The disclosure has been revised in response to this comment.

22.     Staff should be supplementally advised as follows:

                The recording of compensation expense resulting in additional paid-in capital is only one of several journal entries that make up the transaction.

                First, the stock is issued upon the exercise of stock options (journal entry A)

                Second, GFSB Bancorp, Inc. ("GFSB") records compensation expense as a result of purchasing the shares from the employee at the same time the employee exercises (see previous response to comments which describes the effective accounting pronouncement) (journal entry B).


                Third, the GFSB records the purchase of the shares and permanently retires the shares (journal entry C).

                The net result of these transactions is a debit to compensation expense and a credit to cash for the difference between the option price and the fair market value of the stock at the date of exercise.

                The sum of these journal entries results in no change to additional paid-in capital.

                The journal entries are attached as requested.

        If the Staff has any questions or comments with respect to the Amendment, please do not hesitate to contact me.

                                                     Very truly yours,


                                                     /s/ Gary A. Lax, Esq.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
March 8, 2005
Page 4


Enclosures
cc:   William Friar, Senior Financial Analyst
      Gregory Dundas, Esq.
      Heidi Berg, Staff Accountant
      Donald Walker, Senior Assistant Chief Accountant
      Bowman Lee, OTS
      Aubrey L. Dunn, Jr.
      Kip A. Weissman, Esq.
      Richard Fisch, Esq.

                       COHEN BROS. & CO. TRUST PREFERRED
                                    FUNDING

March 2, 2005

First Federal Banc of the Southwest, Inc.
300 North Pennsylvania Avenue
P.O. Box 340
Roswell, NM 88201-4664
 Attention: Aubrey L. Dunn, Jr. Chief Executive Officer

        Re: PROPOSED TRUST PREFERRED OFFERING

Dear Mr. Dunn:

        This letter will confirm the discussions between Cohen Bros. & Company ("Cohen") and First Federal Banc of the Southwest, Inc. (the "Issuer") regarding Cohen's participation in the arrangement of a proposed Rule 144A offering or private placement (any such offering or placement, a "Trust Preferred Offering") of trust preferred and other securities approved by Cohen (the "Securities"). As part of the proposed Trust Preferred Offering, the Securities would be purchased by one or more special purpose entities (individually and collectively, the "SPV") and would be a portion of a portfolio of multiple separate issues of Securities. The purchase of the Securities by the SPV would be financed by a private offering of the SPV's notes (the "Notes") consisting of several classes of one or more tranches within such classes.

        The Issuer hereby confirms its intent to participate in any such Trust Preferred Offering by issuing Securities through a newly-formed trust in the approximate amount and upon substantially the terms set forth in the Cohen Trust Preferred Securities Preliminary Term Sheet attached to and made a part of this letter (the "Term Sheet"). The Issuer acknowledges that such terms shall be subject to prevailing market conditions and other customary terms and conditions. The Issuer understands and agrees that the SPV, as purchaser of the Securities, will receive a discount of 0%, which shall be consideration for the purchaser being responsible for certain expenses of the Trust Preferred Offering (including (i) rating agency costs and expenses, and (ii) any fee payable to the Issuer's introducing agent named below; provided, that such introducing agent has an agreement with Cohen, but excluding (x) any fees or other charges payable by the Issuer as provided in the Term Sheet and (y) any other costs or expenses of such Trust Preferred Offering). Nothing herein shall be construed or deemed to constitute a commitment by Cohen to underwrite, purchase or place the Securities in any Trust Preferred Offering.

        In recognition of the efforts to be expended by Cohen in connection with the proposed Trust Preferred Offering, if the Trust Preferred Offering contemplated in this Agreement has not closed and within six (6) months from the date hereof the Issuer, directly or indirectly, completes an offering of trust preferred securities with persons not affiliated with Cohen, the Issuer shall pay a fee to Cohen of 50 bps of the aggregate amount of such Trust Preferred Offering.

        In connection with Cohen's services hereunder, the Issuer agrees to make available all information and data concerning the Issuer and its subsidiaries and affiliates which Cohen or its representatives may request. The Issuer also agrees to allow representatives of Cohen, upon prior reasonable notice, to discuss with Issuer management the financial condition, results of operations, business and prospects of the Issuer and its subsidiaries and affiliates. The Issuer represents that all such information and data provided to Cohen and its representatives will be accurate and complete, and that Cohen and its representatives will use and rely upon such information and data. Cohen recognizes that the Issuer may provide Cohen with certain confidential information concerning the Issuer and its business. Cohen hereby agrees to keep confidential all such information provided by and relating to the Issuer that is designated by the Issuer in writing for such confidential treatment. Cohen shall use all such confidential information solely in connection with its participation in the arrangement of a Trust Preferred Offering as contemplated by this letter and, except as may be required in performing such services, or as required by applicable law, shall not disclose any of such confidential information to any third party (other than directors, officers, employees or outside advisors of Cohen or its affiliates) without the prior consent of the Issuer. The foregoing confidentiality agreements of Cohen shall not be applicable to any information that is publicly available when provided or that thereafter becomes publicly available other than through the failure of Cohen to keep such information confidential as provided herein, or that is required to be disclosed by Cohen by judicial or administrative process in connection with any action, suit, proceeding, investigation or claim or otherwise by applicable law. Information shall be deemed "publicly available" if it becomes a matter of public knowledge or is contained in materials available to the public or is obtained by Cohen from any source other than the Issuer (or its directors, officers, employees or outside advisors).

        The name, address and telephone number of the Issuer's introducing agent is as follows:

                          -------------------
                          Hovde Financial LLC
                          -------------------

        This written Agreement (including the Term Sheet attached hereto) shall constitute the sole and exclusive agreement between the parties and supersedes any prior representations or agreements by or between the parties, whether oral or written, and may not be modified or amended except in a writing signed by each of the parties hereto. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law (other than Section 5-1401 of the General Obligations Law). Each party hereby submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in the Borough of Manhattan with respect to any action or proceeding arising out of or relating to this Agreement and waives any objection that it may have to the laying of venue in such action or proceeding.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate of this letter agreement, whereupon this letter agreement and your acceptance shall represent a binding agreement between the Issuer and Cohen.

                                            Very truly yours,

                                            COHEN BROS. & COMPANY

                                            By: ________________________________
                                            Name: ______________________________
                                            Title: _____________________________


AGREED AND ACCEPTED AS OF _______________, 2005

FIRST FEDERAL BANC OF THE SOUTHWEST, INC.

 By:___________________________ Name:_________________________
 Title:__________________________

                      COHEN BROS. & CO. TRUST PREFERRED SECURITIES PRELIMINARY TERM SHEET
                                          PRIVILEGED AND CONFIDENTIAL

------------------------------------------------------ ------------------------------------------------------
ISSUER/GUARANTOR                                       First Federal Banc of the Southwest, Inc.
------------------------------------------------------ ------------------------------------------------------
SECURITIES                                             A total of $3 million of trust preferred securities
                                                       of a trust to be formed by Issuer.
------------------------------------------------------ ------------------------------------------------------
TRUSTEE                                                JP Morgan Chase
------------------------------------------------------ ------------------------------------------------------
TRUSTEE FEES                                           $2,000 up front/$4,000 annually to be paid for by
                                                       Purchaser
------------------------------------------------------ ------------------------------------------------------
INTEREST RATE                                          Floating Rate Option: 3 Month Libor + 185 basis
                                                       points
                                                       Final coupon set at closing
------------------------------------------------------ ------------------------------------------------------
NO CALL PERIOD                                         Five (5) years
------------------------------------------------------ ------------------------------------------------------
EXPECTED TIMING/FUNDING                                March 2005
------------------------------------------------------ ------------------------------------------------------
MATURITY                                               30 Years
------------------------------------------------------ ------------------------------------------------------
PAYMENT FREQUENCY                                      Quarterly, in arrears
------------------------------------------------------ ------------------------------------------------------
DUE DILIGENCE COSTS                                    Borne by Purchaser
------------------------------------------------------ ------------------------------------------------------
DEFERRAL OPTION                                        Interest on the trust preferred securities may be
                                                       deferred at any time or from time to time for a
                                                       period not exceeding 20 consecutive quarterly
                                                       payments (5 years), provided there is no event of
                                                       default. At the end of the deferral period, the
                                                       issuer must pay accrued interest, at which point it
                                                       may elect a new deferral period provided that no
                                                       deferral may extend beyond maturity.
------------------------------------------------------ ------------------------------------------------------
OPTIONAL REDEMPTION                                    The trust preferred securities are redeemable, in
                                                       whole or in part, anytime without penalty after the
                                                       expiration of the No Call Period.
------------------------------------------------------ ------------------------------------------------------
DISCOUNT FEE                                           0%
------------------------------------------------------ ------------------------------------------------------
ISSUER CREDIT RATING                                   No rating required, subject to rating agency
                                                       analysis and approval
------------------------------------------------------ ------------------------------------------------------

------------------------------------------------------ ------------------------------------------------------
EXPENSES                                               Each Issuer shall be responsible for the fees and
                                                       expenses of its legal counsel less a $10,000
                                                       reimbursement. The fees and expenses of the trustee,
                                                       the fees and expenses of special Delaware counsel
                                                       (which shall not exceed $2,000) and the fees and
                                                       expenses of a law firm with extensive experience in
                                                       capital securities representation, which has agreed
                                                       to perform such representation for a fixed fee of
                                                       $20,000 + out-of-pocket expenses will be paid for by
                                                       the Purchaser.
------------------------------------------------------ ------------------------------------------------------
GUARANTEE                                              The Issuer will guarantee certain payments made on
                                                       the trust preferred securities.
------------------------------------------------------ ------------------------------------------------------
GOVERNING LAW                                          All documents will be governed by New York law,
                                                       except that the trust document will be governed by
                                                       the law of the jurisdiction of the trust.
------------------------------------------------------ ------------------------------------------------------
OBLIGATION TO PURCHASE                                 The Purchaser has no obligation to purchase the
                                                       Securities and may in it's sole discretion choose to
                                                       terminate any potential transaction.
------------------------------------------------------ ------------------------------------------------------


GFSB Bancorp
SEC Comment # 22

--------------------------------------------------------------------------------------------------------------
GFSB BANCORP MADE THE FOLLOWING JOURNAL ENTRIES TO ACCOUNT FOR THE EXERCISE OF STOCK OPTIONS, RECORDING OF THE
COMPENSATION EXPENSE AND CASH PAID TO THE EMPLOYEE AS A RESULT OF THE SIMULTANEOUS EXERCISE OF STOCK OPTIONS
AND PAYMENT OF CASH TO EMPLOYEE BY THE COMPANY, AND PURCHASE OF THE SHARES BY THE COMPANY AND RETIREMENT OF
RELATED STOCK:
--------------------------------------------------------------------------------------------------------------

Cash                      44,445.00
     Paid In capital                  43,965.00       (A)
     Common stock                        480.00
                                                      Net cash actually paid to employee         34,264.00

STOCK ISSUED UPON EXERCISE OF STOCK OPTIONS
4800 SHARES X AVG. OPTION PRICE OF $9.26

Compensation expense      34,264.00                   (B)
     Paid In capital                  34,264.00

EXPENSE INCURRED BY COMPANY AS A RESULT OF COMPANY PURCHASING
STOCK FROM EMPLOYEE AT THE SAME TIME AS THE EXERCISE
4800 SHARES AT $6.72 (DIFFERENCE BETWEEN OPTION PRICE AND FAIR MARKET VALUE)

Common stock                 480.00                   (C)
Paid In capital           78,229.00
         Cash                         78,709.00

ACQUISITION OF COMMON STOCK BY COMPANY UNDER STOCK REPURCHASE PLAN
STOCK PERMANENTLY RETIRED
4800 SHARES X AVG. FAIR MARKET VALUE OF 15.98


-------------------------------------------------------------------------------
ALTERNATIVELY, WE COULD HAVE MADE THE FOLLOWING JOURNAL ENTRY
AS THE NET OF THE ABOVE JOURNAL ENTRIES ARE AS FOLLOWS:
-------------------------------------------------------------------------------

Compensation expense      34,264.00
     Cash                             34,264.00

(A) 6/30/03 Statement of Stockholders' Equity, Additional Paid-in Capital column "Stock issued upon exercise of stock options"

(B) 6/30/03 Statement of Stockholders' Equity, Additional Paid-in Capital column "Expense incurred by Company for stock purchased within six months of exercise of related stock options"

(C)     6/30/03 Statement of Stockholders' Equity, Additional Paid-in Capital
        column "Acquisition of common stock by the Company under the stock repurchase plan"
        Note> The total reduction in Addition Paid-in Capital presented is
        $142,423
        The difference is 3,836 additional shares purchased and retired by the company.

             Shares         Average
          purchased and    purchase     Extended
             retired         price       Total
                  4,800      15.98   $     76,709   Shares purchased and permanently retired related to above options
                  3,836      17.13   $     65,714   Other Shares purchased and permanently retired
         --------------             -------------
                  8,636              $    142,423   Total reduction in Paid in Capital for year ended June 30, 2003
         ==============             =============